                                                                            Exhibit 99.1

ELBIT MEDICAL IMAGING COMPLETES EARLY INSTITUTIONAL INVESTORS STAGE
 WITH RESPECT TO A PUBLIC OFFERING OF NOTES

Tel Aviv, Israel, August 20, 2006, Elbit Medical Imaging Ltd. (“EMI”) (NASDAQ: EMITF), announced today that following its announcement regarding a potential public offering from August 16, 2006, EMI completed today the stage of the institutional investor bidding (the “Institutional Stage”) in connection with a public offering of units consisting of a new Series C Notes and an increase of the existing Series A Notes by means of a tender on the annual interest rate borne by Series C Notes.

During the Institutional Stage, EMI received early commitment offers for the purchase of 554,728 units, for a total consideration of approximately NIS 620 million (approx. $142 million), representing an over-subscription of 2 times the initial amount offered, 280,000 units. Following the Institutional Stage, EMI accepted orders for 366,884 units for a total consideration of NIS 410 million (approximately $94 million). The interest rate for Series C Notes, linked to the Israeli Consumer Price Index (“CPI”), determined following the Institutional Stage amounted to 5.4%.

EMI intends to offer a total of 458,605 units, including the 366,884 Units with regard to which early commitments from institutional investors were received as discussed above, in an aggregate consideration of NIS 1,116.9 per unit. Each unit consists of (i) NIS 1,000 nominal value of Series C Notes offered in consideration for NIS 1,000; and (ii) NIS 112 nominal value of Series A Notes in consideration for NIS 116.9.

The units are offered by means of a public tender on the annual interest rate borne by Series C Notes, which will not be lower than 5.2% and will not exceed 5.4%. Such interest rate is linked to the CPI. The interest rate of the Series C Notes will be determined based on the result of the public tender, which will take place after the publication of the prospectus.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com